SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)*

Environmental Solutions Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

29 408 K

(CUSIP Number)

James Moriarty, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 29 408 K                                                       Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Black Family 1997 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 30,645,399 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 30,645,399 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,645,399 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 30,645,399 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust (the “1997 Trust”). Does not include: (i) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (iv) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (v) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The 1997 Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                        Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black UAD 11/30/92 FBO Alexander Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 9,909,949 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 9,909,949 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,909,949 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 9,909,949 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the “Alexander Trust.  Does not include: (i) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (ii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (vi) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Alexander Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                      Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 9,909,949 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 9,909,949 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,909,949 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 9,909,949 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the “Benjamin Trust”). Does not include: (i) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (ii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (vi) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Benjamin Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                          Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Joshua Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 9,909,949 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 9,909,949 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,909,949 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 9,909,949 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the “Joshua Trust”). Does not include: (i) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (ii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (vi) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Joshua Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                        Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Victoria Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 9,909,949 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 9,909,949 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,909,949 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 9,909,949 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the “Victoria Trust”). Does not include: (i) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (ii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, (vi) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Victoria Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                          Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,622,980 shares of Common Stock
	8	SHARED VOTING POWER 30,645,399 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 12,622,980 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 30,645,399 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,268,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Includes 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black. Also includes 30,645,399 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust. Although Mr. Black may be deemed to be the indirect beneficial owner of the securities referenced in the preceding sentence, Mr. Black disclaims beneficial ownership. Does not include: (i) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (ii) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, (iii) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (iv) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. Mr. Black expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                          Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS John J. Hannan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,325,834 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 2,325,834 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,325,834 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)                Includes 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan. Does not include: (i) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (ii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iv) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler and (v) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. Mr. Hannan expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408 K                                                         Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS Richard S. Ressler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,134,167 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 2,134,167 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,134,167 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)                Includes 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler. Does not include: (i) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (ii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (vi) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, and (v) 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. Mr. Ressler expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408 K                                                      Page 10 of 13 Pages

1	NAMES OF REPORTING PERSONS Orchard Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,270,553 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 17,270,553 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,270,553 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 17,270,553 shares of Common Stock directly beneficially owned by Orchard Investments, LLC (“Orchard”). Does not include: (i) 30,645,399 shares of Common Stock directly beneficially owned by the 1997 Trust, (ii) 12,622,980 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 9,909,949 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (vi) 2,325,834 shares of Common Stock directly beneficially owned by John J. Hannan, and (v) 2,134,167 shares of Common Stock directly beneficially owned by Richard S. Ressler. Orchard expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

This Amendment No. 12 supplements and amends the Statement on Schedule 13D filed on September 24, 2004, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2005, as amended and supplemented by Amendment No. 2 thereto filed on May 1, 2006, as amended by Amendment No. 3 thereto filed on November 11, 2007, as amended by Amendment No. 4 thereto filed on March 6, 2008, as amended by Amendment No. 5 thereto filed on December 22, 2009, as amended by Amendment No. 6 thereto filed on April 22, 2010, as amended by Amendment No. 7 thereto filed on December 10, 2010, as amended by Amendment No. 8 thereto filed on January 26, 2011, as amended by Amendment No. 9 thereto filed on February 18, 2011, as amended by Amendment No. 10 thereto filed on May 12, 2011, and as amended by Amendment No. 11 thereto filed on May 20, 2011, with respect to the shares of common stock, par value $0.001 (the “Common Stock”), of Environmental Solutions Worldwide, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D, as amended, as applicable.

Responses to each item of this Amendment No. 12 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to include the following paragraphs, which are added following the last paragraph thereof:

The Company conducted a rights offering to its existing stockholders, whereby each stockholder of record, as of the close of business on June 9, 2011, received one subscription right for each share of common stock, par value $0.001, of the Company Common Stock which entitled such stockholder to purchase 0.51494 shares of Common Stock at a subscription price of $0.12 per share (the “Rights Offering”). The subscription rights under the Rights Offering expired on June 30, 2011.  In connection with the Rights Offering, the Company entered an Investment Agreement, dated May 10, 2011 (the “Investment Agreement”), with the Reporting Persons. Pursuant to the Investment Agreement, the Reporting Persons agreed to provide a backstop commitment on the Rights Offering.  The Reporting Persons were subordinated lenders under unsecured promissory notes in the aggregate amount of $4.0 million with the Company entered into on February 17, 2011 and April 27, 2011 (the “Notes”).  The maturity date of the Notes was the earlier of: (1) the consummation of a rights offering which permitted all Reporting Persons to exchange their Notes (and the other notes paid in-kind for the payment of interest under the Notes) for shares of Common Stock at $0.12 per share and (2) July 15, 2011.

Under the Rights Offering, the Reporting Persons subscribed for 23,228,970 shares of Common Stock at a price of $0.12 per share, resulting in gross proceeds to the Company from the Reporting Persons of approximately $2.8 million, which was paid for through the exchange of principal and accrued interest on the Notes of approximately $2.8 million.  Pursuant to backstop commitment, the Reporting Persons purchased 27,714,385 shares of Common Stock at price of $0.12 per share, resulting in gross proceeds to the Company from the Reporting Persons of approximately $3.3 million, of which $2.0 million was paid in cash and $1.3 million was paid for through the exchange of the balance of principal and accrued interest due on the Notes. As a result of these transactions, the Company satisfied its obligations with respect to the Notes and the Notes were cancelled.

Further, as previously disclosed, pursuant to certain securities subscription agreements the Company entered into with Orchard on (i) March 23, 2010 for 9% convertible debentures and (ii) November 9, 2010 and December 8, 2010 for units comprised of common stock and warrants to purchase shares of common stock (“Prior Subscription Agreements”) the investors under the Prior Subscription Agreements and the Company reached an agreement on or about February 17, 2011(“Anti-dilution Agreement) whereby certain anti-dilution rights were extended through to the closing of rights offering and the consummation of the transactions under the Investment Agreement or six months from February 17, 2011 whichever occurs earlier. The closing of this rights offering on June 30, 2011 and the consummation of the transactions under the Investment Agreement resulted in the Company issuing 6,333,333 additional shares of Common Stock to Orchard to satisfy the February 17, 2011 agreement.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) and (b)

The following is a description of the shares beneficially owned by each of the Reporting Persons. All references to the Issuer’s issued and outstanding Common Stock shall be deemed to mean 224,205,436, the number of shares of Common Stock believed by the Reporting Persons to be issued and outstanding as of July 12, 2011.

(i)	The 1997 Trust is the beneficial owner of 30,645,399 shares of Common Stock.(1)

_______________________________
(1) The 1997 Trust directly beneficially owns 30,645,399 shares of Common Stock. The 1997 Trust expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the “Alexander Trust”), the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the “Benjamin Trust”), the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the “Joshua Trust”), Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the “Victoria Trust”), Mr. Black and Mr. Hannan, respectively.  Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust directly beneficially owns 9,909,949 shares of Common Stock. Mr. Black directly beneficially owns 12,622,980 shares of Common Stock. Although Mr. Black expressly disclaims beneficial ownership, he may be deemed to indirectly beneficially own 30,645,399 shares of Common Stock that are beneficially owned by the 1997 Trust. Mr. Hannan directly beneficially owns 2,325,834 shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of all shares not directly beneficially held by such Reporting Person.

Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust is the beneficial owner of 9,909,949 shares of Common Stock.(1)

Leon D. Black is the beneficial owner of 12,622,980 shares of Common Stock.(1)

John J. Hannan is the beneficial owner of 2,325,834 shares of Common Stock.(1)

(ii)
See the information contained in Items 11 and 13 on the cover pages to this Schedule 13D, which are incorporated herein by reference, regarding the percent of class beneficially owned by each of the Reporting Persons.

(iii)
See the information contained in Items 7, 8, 9 and 10 on the cover pages to this Schedule 13D which are incorporated herein by reference, regarding the number of shares as to which each of the Reporting Persons has sole power or shared power to vote or to direct the vote or to dispose or direct the disposition.

The Reporting persons beneficially own an aggregate of 104,638,730 shares of Common Stock, representing approximately 46.7% of the outstanding shares of Common Stock.

(c)
There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 12 to Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: July 14, 2011
BLACK FAMILY 1997 TRUST

By: /s/ Barry Cohen
Name: Barry Cohen
Title: Trustee

Date: July 14, 2011
LEON D. BLACK TRUST UAD 11/30/92 FBO ALEXANDER BLACK

By: /s/ Barry Cohen
Name: Barry Cohen
Title: Trustee

Date: July 14, 2011
LEON D. BLACK TRUST UAD 11/30/92 FBO BENJAMIN BLACK

By: /s/ Barry Cohen
Name: Barry Cohen
Title: Trustee

Date: July 14, 2011
LEON D. BLACK TRUST UAD 11/30/92 FBO JOSHUA BLACK

By: /s/ Barry Cohen
Name: Barry Cohen
Title: Trustee
Date: July 14, 2011
LEON D. BLACK TRUST UAD 11/30/92 FBO VICTORIA BLACK

By: /s/ Barry Cohen
Name: Barry Cohen
Title: Trustee

Date: July 14, 2011
LEON D. BLACK

By: /s/ Leon D. Black
Name: Leon D. Black

Date: July 14, 2011
JOHN J. HANNAN

By: /s/ John J. Hannan
Name: John J. Hannan

Date: July 14, 2011
RICHARD S. RESSLER

By: /s/ Richard S. Ressler
Name: Richard S. Ressler

Date: July 14, 2011
ORCHARD INVESTMENTS, LLC

By: ORCHARD CAPITAL CORP.,ITS MANAGER

By: /s/ Richard S. Ressler
Name: Richard S. Ressler
Title:President